                        SECURITIES AND EXCHANGE COMMISION
                             Washington, D.C. 20549

                            --------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                POLK AUDIO , INC.
                              (Name of the Issuer)

                                POLK AUDIO, INC.
                                GEORGE M. KLOPFER
                              MATTHEW S. POLK, JR.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   730900-10-7
                      (CUSIP Number of Class of Securities)

                                GEORGE M. KLOPFER
                             CHIEF EXECUTIVE OFFICER
                                POLK AUDIO, INC.
                                5601 METRO DRIVE
                            BALTIMORE, MARYLAND 21215
                                  410-358-3600

           (Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 WITH A COPY TO:

                            LAWRENCE R. SEIDMAN, ESQ.
                             PIPER & MARBURY L.L.P.
                             36 SOUTH CHARLES STREET
                            BALTIMORE, MARYLAND 21201
                                  410-576-5013

     This statement is filed in connection with (check the appropriate box):

     a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c. [X] A tender offer.

     d. [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            Calculation of Filing Fee

=================================================================================
       Transaction Valuation(1)                     Amount of Filing Fee(2)
=================================================================================
            $10,320,000                                    $2,064
=================================================================================

     [X]   Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

---------------------------------------------------------------------------------------------
Amount previously paid: $2,064                           Filing party: Polk Audio, Inc.
---------------------------------------------------------------------------------------------
Form or registration no.: Schedule 13e-4                 Date filed: March 30, 1999
---------------------------------------------------------------------------------------------

     Exhibit Index is located on Page 10



----------------------
(1) The total transaction value is based on a maximum aggregate offer price of $12.00 based on the purchase of 860,000 Shares, pursuant to the terms of the offer.

(2)  Calculated as 1/50 of 1% of the transaction value.

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the
"Schedule 13E-3") is being filed by Polk Audio, Inc., a Maryland corporation (the "Company") and George M. Klopfer and Matthew S. Polk, Jr., pursuant to
Section 13(e) of the Securities Exchange Act of 1934, as amended and Rule 13e-3 thereunder in connection with the tender offer by the Company to purchase up to 860,000 (or such lesser number as are properly tendered) of its shares of common stock, $0.01 par value per share (the "Shares"), at a price of $12.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitute the "Offer"), copies of which are filed as Exhibits (d) (1) and (d) (2) hereto respectively. The following Cross-Reference Sheet prepared pursuant to General Instruction F to Schedule 13E-3 shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 filed by the Company (the "Schedule 13E-4") with the Securities and Exchange Commission on the date hereof of the information required to be included in this Schedule 13E-3. The information set forth in Schedule 13E-4, including all Exhibits thereto, is expressly incorporated herein by reference as set forth in the Cross-Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offer to Purchase and the annexes thereto.

                              CROSS-REFERENCE SHEET

               ITEM IN                          WHERE LOCATED IN
               SCHEDULE 13E-3                     SCHEDULE 13E-4
               ---------------                   ---------------
               Item 1(a)                       Item 1(a) and (b)
               Item 1(b)                               Item 1(b)
               Item 1(c)                               Item 1(c)
               Item 1(d)                                       *
               Item 1(e)                                       *
               Item 1(f)                                       *
               Item 2(a)                                       *
               Item 2(b)                                       *
               Item 2(c)                                       *
               Item 2(d)                                       *
               Item 2(e)                                       *
               Item 2(f)                                       *
               Item 2(g)                                       *
               Item 3(a)                                       *
               Item 3(b)                                       *
               Item 4(a)                                       *
               Item 4(b)                                  Item 5
               Item 5                                     Item 3
               Item 6(a)                               Item 2(a)
               Item 6(b)                                       *
               Item 6(c)                               Item 2(b)
               Item 6(d)                                       *
               Item 7(a)                                  Item 3
               Item 7(b)                                       *
               Item 7(c)                                       *

               Item 7(d)                                       *
               Item 8                                          *
               Item 9                                          *
               Item 10(a)                                      *
               Item 10(b)                                      *
               Item 11                                    Item 5
               Item 12(a)                                      *
               Item 12(b)                                      *
               Item 13                                         *
               Item 14                                    Item 7
               Item 15(a)                                      *
               Item 15(b)                                 Item 6
               Item 16                                         *
               Item 17                                    Item 9


*The Item is located in Schedule 13E-3 only.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a)-(c) The response to Item 1(a)-(c) of Schedule 13E-4 is incorporated herein by reference and the information set forth in the Offer to Purchase under "The Tender Offer -- Price Range of Shares; Dividends" is incorporated herein by reference.

     (d) The information set forth in the Offer to Purchase under "The Tender Offer -- Price Range of Shares; Dividends" is incorporated herein by reference.

     (e) Not applicable.

     (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) This Statement is filed by the issuer of the equity securities that are the subject of the Rule 13e-3 transaction and Messrs. Polk and Klopfer, affiliates of the issuer. The response to Item 1(a) of the Schedule 13E-4 is incorporated herein by reference. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference.

     (e)-(f) During the last five years, neither the Company nor, to the best knowledge of the Company, any director or executive officer of the Company (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     (g) The citizenship of the directors and executive officers of the Company are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a)-(b) The information set forth in the Offer to Purchase under "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer" is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase on the cover page thereof and under "Introduction," "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "The Tender Offer -- Terms of the Offer; Expiration Date," "The Tender Offer --Acceptance for Payment and Payment for Shares," "The Tender Offer -- Procedures for Accepting the Offer and Tendering Shares," "The Tender Offer -- Withdrawal Rights," "The Tender Offer -- Dividends and Distributions," "The Tender Offer -- Certain Conditions of the Offer," "The Tender Offer -- Certain Legal Matters and Regulatory Approvals" and "The Tender Offer -- Miscellaneous" are incorporated herein by reference.

     (b) The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a)-(g) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (c) The response to Item 2 of the Schedule 13E-4 is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase in "Special Factors -- Fees and Expenses" and "The Tender Offer -- Fees and Expenses" is incorporated herein by reference.

     (d) Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a)-(d) The response to Item 3 of the Schedule 13E-4 is incorporated herein by reference. The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Federal Income Tax Consequences" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

     (a)-(f) The information set forth in the Offer to Purchase under "Introduction," "Special Factors --Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "Special Factors -- Interests of Certain Persons in the Offer and the Second-Step Transaction," "Special Factors -- Position of the Company's Board; Fairness of the Offer," and "Special Factors -- Opinion of Ferris, Baker Watts, Incorporated" is incorporated herein by reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a)-(c) The information set forth in the Offer to Purchase under "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "Position of the Company's Board; Fairness of the Offer," "Special Factors -- Opinion of Ferris, Baker Watts, Incorporated," "The Tender Offer -- Financing the Offer" and in Schedule II is incorporated by reference herein.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Beneficial Ownership of Shares " and Schedule I is incorporated herein by reference.

     (b) Not applicable.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The response to Item 5 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSATION.

     (a)-(b) The information set forth in the Offer to Purchase under "Introduction," "Special Factors --Background and Purpose of the Offer; Certain Effect of the Offer; Plans of the Company after the Offer," "Special Factors -- Position of the Company's Board; Fairness of the Offer," "Special Factors -- Interests of Certain Persons in the Offer and the Second-Step Transaction" and "Special Factors -- Beneficial Ownership of Shares" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Rights of Stockholders in the Event of Second-Step Transaction" and in Schedule III is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited financial statements as of March 29, 1998, and March 30, 1997, and for each of the three years in the period ended March 29, 1998, are included in the Company's Annual Report on Form 10-K for the year ended March 29, 1998, which is incorporated herein by reference.

     Also, the Company's unaudited financial statements for the period ended December 27, 1998, are included in the Company's quarterly report on Form 10-Q which are incorporated herein by reference.

     (b) The information set forth in "The Tender Offer -- Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

     (a) The information set forth in the Offer to Purchase under "Special Factors -- Background and Purpose of the Offer; Certain Effects of the Offer; Plans of the Company after the Offer," "Special Factors --Position of the Company's Board; Fairness of the Offer," "The Tender Offer -- Financing of the Offer and the Second-Step Transaction," and "The Tender Offer -- Effect of the Offer on the Market for the Shares; AMEX Listing and Exchange Act Registration" is incorporated herein by reference.

     (b) The response to Item 6 of the Schedule 13E-4 is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

     The response to Item 8(e) of the Schedule 13E-4 is incorporated herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999 (filed as Exhibit (b)(1) to the Schedule 13E-4 and incorporated herein by reference).

     (a)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A. (filed as Exhibit (b)(2) to the Schedule 13E-4 and incorporated herein by reference).

     (a)(3) Form of Security Agreement between the Company and NationsBank, N.A. (filed as Exhibit (b)(3) to the Schedule 13E-4 and incorporated herein by reference).

     (b)(1) Opinion of Ferris, Baker Watts, Incorporated dated March 24, 1999. *

     (c) None.

     (d)(1) Form of the Offer to Purchase dated March 30, 1999 (filed as Exhibit (a)(1) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(2) Form of the Letter of Transmittal (filed as Exhibit (a)(2) to the
Schedule 13E-4 and incorporated herein by reference).

     (d)(3) Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(3) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed as Exhibit (a)(4) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (filed as Exhibit (a)(5) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(6) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(7) Press Release issued by the Company on March 24, 1999 (filed as Exhibit (a)(7) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999 (filed as Exhibit (a)(8) to the Schedule 13E-4 and incorporated herein by reference).

     (e) Summary of Stockholder Appraisal Rights and Sections 3-201 through 3-213 of the Maryland General Corporation Law. **

     (f) Not Applicable.

     (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

     (g) (2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

     (h) Issuer Tender Offer Statement on Schedule 13E-4.

*    Attached to Form of the Offer to Purchase dated March 30, 1999 as Schedule
     II

**   Attached to Form of the Offer to Purchase dated March 30, 1999 as Schedule
     III

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 1999


                                              POLK AUDIO, INC.

                                              By:  /s/ George M. Klopfer
                                              ----------------------------------
                                              Name:    George M. Klopfer
                                              Title:   Chief Executive Officer



                                              By:  /s/ Matthew S. Polk
                                              ----------------------------------
                                              Name:    Matthew S. Polk


                                              By:  /s/ George M. Klopfer
                                              ----------------------------------
                                              Name:    George M. Klopfer

                                  EXHIBIT INDEX

     (a)(1) Commitment Letter from NationsBank, N.A. to the Company dated March 23, 1999 (filed as Exhibit (b)(1) to the Schedule 13E-4 and incorporated herein by reference).

     (a)(2) Form of Financing and Security Agreement between the Company and NationsBank, N.A. (filed as Exhibit (b)(2) to the Schedule 13E-4 and incorporated herein by reference).

     (a)(3) Form of Security Agreement between the Company and NationsBank, N.A. (filed as Exhibit (b)(3) to the Schedule 13E-4 and incorporated herein by reference).

     (b)(1) Opinion of Ferris, Baker Watts, Incorporated dated March 24, 1999. *

     (c) None.

     (d)(1) Form of the Offer to Purchase dated March 30, 1999 (filed as Exhibit (a)(1) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(2) Form of the Letter of Transmittal (filed as Exhibit (a)(2) to the
Schedule 13E-4 and incorporated herein by reference).

     (d)(3) Form of Notice of Guaranteed Delivery (filed as Exhibit (a)(3) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (filed as Exhibit (a)(4) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (filed as Exhibit (a)(5) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed as Exhibit (a)(6) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(7) Press Release issued by the Company on March 24, 1999 (filed as Exhibit (a)(7) to the Schedule 13E-4 and incorporated herein by reference).

     (d)(8) Letter to Stockholders from George M. Klopfer, Chief Executive Officer of the Company, dated as of March 30, 1999 (filed as Exhibit (a)(8) to the Schedule 13E-4 and incorporated herein by reference).

     (e) Summary of Stockholder Appraisal Rights and Sections 3-201 through 3-213 of the Maryland General Corporation Law. **

     (f) Not Applicable.

     (g)(1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 29, 1998 and March 30, 1997 (incorporated by reference to the Company's Annual Report, filed as Exhibit 13.1 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 29, 1998).

     (g)(2) Unaudited Consolidated Financial Statements of the Company as of and for the nine-month periods ended December 28, 1997 and December 27, 1998 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended December 27, 1998).

     (h) Issuer Tender Offer Statement on Schedule 13E-4.

*    Attached to Form of the Offer to Purchase dated March 30, 1999 as Schedule
     II

**   Attached to Form of the Offer to Purchase dated March 30, 1999 as Schedule
     III